                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 37)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                            KATHLEEN L. WERNER, ESQ.
                             CLIFFORD CHANCE US LLP
                               31 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 878-8000



                                 AUGUST 26, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP No. 422317 10 7                  13D
--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY


--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
       NUMBER OF

         SHARES

      BENEFICIALLY
                            ----------------------------------------------------
        OWNED BY            8.     SHARED VOTING POWER
                                      63,459,147
          EACH              ----------------------------------------------------
                            9.     SOLE DISPOSITIVE POWER
       REPORTING
                            ----------------------------------------------------
      PERSON WITH           10.    SHARED DISPOSITIVE POWER
                                      63,459,147
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   63,459,147
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     68.11%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

CUSIP No. 422317 10 7                  13D
--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              HEARST HOLDINGS, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY


--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
       NUMBER OF

         SHARES

      BENEFICIALLY
                            ----------------------------------------------------
        OWNED BY            8.     SHARED VOTING POWER
                                      63,459,147
          EACH              ----------------------------------------------------
                            9.     SOLE DISPOSITIVE POWER
       REPORTING
                            ----------------------------------------------------
      PERSON WITH           10.    SHARED DISPOSITIVE POWER
                                      63,459,147
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   63,459,147
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     68.11%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

CUSIP No. 422317 10 7                  13D
--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST CORPORATION
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY


--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
       NUMBER OF

         SHARES

      BENEFICIALLY
                            ----------------------------------------------------
        OWNED BY            8.     SHARED VOTING POWER
                                      63,459,147
          EACH              ----------------------------------------------------
                            9.     SOLE DISPOSITIVE POWER
       REPORTING
                            ----------------------------------------------------
      PERSON WITH           10.    SHARED DISPOSITIVE POWER
                                      63,459,147
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   63,459,147
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     68.11%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

CUSIP No. 422317 10 7                  13D
--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY


--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
       NUMBER OF

         SHARES

      BENEFICIALLY
                            ----------------------------------------------------
        OWNED BY            8.     SHARED VOTING POWER
                                      63,459,147
          EACH              ----------------------------------------------------
                            9.     SOLE DISPOSITIVE POWER
       REPORTING
                            ----------------------------------------------------
      PERSON WITH           10.    SHARED DISPOSITIVE POWER
                                      63,459,147
--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   63,459,147
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     68.11%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
                             OO (Testamentary Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

      This Amendment No. 37 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $10,612,128.00. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4. PURPOSE OF TRANSACTION.

      Hearst Broadcasting purchased the additional Securities reported in Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) As of August 25, 2004, the Reporting Persons owned 20,572,829 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock, 300,000 of the Series A Preferred Securities and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series A Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series A Subordinated Debentures, on a share-for-share basis, and each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series B Subordinated Debentures, on a share-for-share basis. Thereafter, each of the Series A Subordinated Debentures are required under the terms thereof to be converted into 601,539 shares of Series A Common Stock and each of the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 63,459,147 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 68.11% of the combined shares of Series A Common Stock and

Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of July 23, 2004, provided to the Reporting Persons by the Issuer.

      (c) Since filing Amendment No. 36 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:

             DATE        # OF SHARES   PRICE PER SHARE ($)      COST ($)
             ----        -----------   -------------------   --------------
          7/29/2004           300             22.96                6,888.00
          7/29/2004           600             23.01               13,806.00
          7/29/2004           700             23.07               16,149.00
          7/29/2004           600             23.09               13,854.00
          7/29/2004           100             23.11                2,311.00
          7/29/2004           300             23.12                6,936.00
          7/29/2004           400             23.13                9,252.00
          7/29/2004           300             23.21                6,963.00
          7/29/2004           200             23.23                4,646.00
          7/29/2004           600             23.26               13,956.00
          7/29/2004           100             23.27                2,327.00
          7/29/2004          3200             23.28               74,496.00
          7/29/2004          2300             23.29               53,567.00
          7/29/2004          3200             23.30               74,560.00
          7/29/2004          1700             23.31               39,627.00
          7/29/2004          2800             23.32               65,296.00
          7/29/2004          1400             23.33               32,662.00
          7/29/2004           300             23.34                7,002.00
          7/29/2004          4800             23.35              112,080.00
          7/29/2004          1700             23.36               39,712.00
          7/29/2004           900             23.37               21,033.00
          7/29/2004           200             23.38                4,676.00
          7/29/2004           400             23.44                9,376.00
          7/29/2004           200             23.45                4,690.00
          7/29/2004           700             23.46               16,422.00
          7/29/2004          1700             23.47               39,899.00

             DATE        # OF SHARES   PRICE PER SHARE ($)      COST ($)
             ----        -----------   -------------------   --------------
          7/29/2004           300             23.48                7,044.00
          7/29/2004           200             23.49                4,698.00
          7/29/2004          1900             23.50               44,650.00
          7/29/2004           300             23.51                7,053.00
          7/29/2004           400             23.52                9,408.00
          7/29/2004          1800             23.55               42,390.00
          7/29/2004           600             23.56               14,136.00
          7/29/2004           100             23.57                2,357.00
          7/29/2004          1000             23.58               23,580.00
          7/29/2004           200             23.62                4,724.00
          7/29/2004          1100             23.63               25,993.00
          7/29/2004           400             23.77                9,508.00
          7/30/2004           150             22.62                3,393.00
          7/30/2004           500             22.63               11,315.00
          7/30/2004           750             22.64               16,980.00
          7/30/2004         1,150             22.65               26,047.50
          7/30/2004         2,300             22.66               52,118.00
          7/30/2004           500             22.71               11,355.00
          7/30/2004         1,800             22.75               40,950.00
          7/30/2004         4,100             22.78               93,398.00
          7/30/2004           500             22.81               11,405.00
          7/30/2004           500             22.83               11,415.00
          7/30/2004         2,500             22.93               57,325.00
          7/30/2004         2,300             22.99               52,877.00
          7/30/2004           700             23.00               16,100.00
          7/30/2004           750             23.15               17,362.50
          7/30/2004           500             23.20               11,600.00
           8/2/2004         2,250             22.68               51,030.00
           8/2/2004           500             22.95               11,475.00
           8/2/2004        15,000             23.00              345,000.00
           8/2/2004           500             23.18               11,590.00

             DATE        # OF SHARES   PRICE PER SHARE ($)      COST ($)
             ----        -----------   -------------------   --------------
           8/2/2004         2,550             23.23               59,236.50
           8/2/2004           500             23.24               11,620.00
           8/2/2004         2,500             23.25               58,125.00
           8/2/2004         4,950             23.26              115,137.00
           8/2/2004         1,000             23.27               23,270.00
           8/2/2004         2,250             23.28               52,380.00
           8/2/2004         4,000             23.29               93,160.00
           8/3/2004           500             23.20               11,600.00
           8/3/2004           150             23.22                3,483.00
           8/3/2004           700             23.24               16,268.00
           8/3/2004          1000             23.26               23,260.00
           8/3/2004         4,350             23.27              101,224.50
           8/3/2004           500             23.30               11,650.00
           8/3/2004            50             23.33                1,166.50
           8/3/2004           700             23.35               16,345.00
           8/3/2004            50             23.42                1,171.00
           8/3/2004           550             23.44               12,892.00
           8/3/2004         2,500             23.45               58,625.00
           8/3/2004           750             23.57               17,677.50
           8/3/2004         1,250             23.60               29,500.00
           8/3/2004         1,500             23.62               35,430.00
           8/3/2004         1,000             23.64               23,640.00
           8/3/2004           500             23.69               11,845.00
           8/3/2004         7,500             23.73              177,975.00
           8/3/2004         1,000             23.75               23,750.00
           8/4/2004           450             23.42               10,539.00
           8/4/2004         1,600             23.43               37,488.00
           8/4/2004         1,750             23.44               41,020.00
           8/4/2004           650             23.53               15,294.50
           8/4/2004         2,500             23.56               58,900.00
           8/4/2004           500             23.57               11,785.00

             DATE        # OF SHARES   PRICE PER SHARE ($)      COST ($)
             ----        -----------   -------------------   --------------
           8/4/2004         3,000             23.58               70,740.00
           8/4/2004         5,450             23.59              128,565.50
           8/4/2004         6,200             23.60              146,320.00
           8/4/2004         1,000             23.62               23,620.00
           8/5/2004         2,500             23.56               58,900.00
           8/5/2004         5,950             23.57              140,241.50
           8/5/2004         5,500             23.58              129,690.00
           8/5/2004         1,000             23.59               23,590.00
           8/5/2004         2,800             23.60               66,080.00
           8/5/2004         1,000             23.65               23,650.00
           8/5/2004           900             23.67               21,303.00
           8/5/2004           100             23.68                2,368.00
           8/5/2004           500             23.69               11,845.00
           8/5/2004         1,000             23.70               23,700.00
           8/5/2004           500             23.71               11,855.00
           8/5/2004         1,000             23.72               23,720.00
           8/5/2004           150             23.74                3,561.00
           8/5/2004         1,000             23.75               23,750.00
           8/5/2004           350             23.76                8,316.00
           8/6/2004           850             23.04               19,584.00
           8/6/2004           500             23.05               11,525.00
           8/6/2004         1,000             23.06               23,060.00
           8/6/2004         1,000             23.08               23,080.00
           8/6/2004         4,500             23.09              103,905.00
           8/6/2004         1,000             23.11               23,110.00
           8/6/2004           300             23.19                6,957.00
           8/6/2004           500             23.20               11,600.00
           8/6/2004         2,500             23.21               58,025.00
           8/6/2004         1,500             23.22               34,830.00
           8/6/2004           750             23.26               17,445.00
           8/6/2004         1,500             23.27               34,905.00

             DATE        # OF SHARES   PRICE PER SHARE ($)      COST ($)
             ----        -----------   -------------------   --------------
           8/6/2004         1,500             23.28               34,920.00
           8/6/2004         1,000             23.35               23,350.00
           8/6/2004            50             23.36                1,168.00
           8/6/2004         1,000             23.38               23,380.00
           8/6/2004         1,000             23.45               23,450.00
           8/6/2004           500             23.49               11,745.00
           8/6/2004         1,650             23.50               38,775.00
           8/9/2004            50             23.19                1,159.50
           8/9/2004         2,050             23.22               47,601.00
           8/9/2004         5,950             23.23              138,218.50
           8/9/2004         3,950             23.25               91,837.50
           8/9/2004         2,500             23.33               58,325.00
           8/9/2004           500             23.34               11,670.00
           8/9/2004           500             23.38               11,690.00
           8/9/2004         1,000             23.40               23,400.00
          8/10/2004         2,350             23.34               54,849.00
          8/10/2004         1,350             23.35               31,522.50
          8/10/2004         1,000             23.36               23,360.00
          8/10/2004           350             23.37                8,179.50
          8/10/2004         1,000             23.38               23,380.00
          8/10/2004         2,300             23.39               53,797.00
          8/10/2004           500             23.40               11,700.00
          8/10/2004           750             23.42               17,565.00
          8/10/2004         1,000             23.45               23,450.00
          8/10/2004         1,000             23.51               23,510.00
          8/11/2004         1,000             23.51               23,510.00
          8/11/2004        18,800             23.50              441,800.00
          8/11/2004         1,050             23.49               24,664.50
          8/11/2004           700             23.48               16,436.00
          8/11/2004           200             23.47                4,694.00

             DATE        # OF SHARES   PRICE PER SHARE ($)      COST ($)
             ----        -----------   -------------------   --------------
          8/11/2004           850             23.47               19,949.50
          8/11/2004         1,800             23.45               42,210.00
          8/11/2004           650             23.44               15,236.00
          8/11/2004            50             23.43                1,171.50
          8/11/2004         1,600             23.42               37,472.00
          8/11/2004         2,250             23.40               52,650.00
          8/11/2004         1,650             23.38               38,577.00
          8/11/2004           850             23.37               19,864.50
          8/11/2004           250             23.36                5,840.00
          8/11/2004           150             23.35                3,502.50
          8/12/2004        10,950             23.50              257,325.00
          8/12/2004           200             23.49                4,698.00
          8/12/2004         2,250             23.47               52,807.50
          8/12/2004            50             23.39                1,169.50
          8/13/2004         1,150             23.51               27,036.50
          8/13/2004           150             23.50                3,525.00
          8/16/2004         1,900             23.59               44,821.00
          8/16/2004         1,200             23.63               28,356.00
          8/16/2004         1,150             23.72               27,278.00
          8/16/2004           750             23.75               17,812.50
          8/16/2004           500             23.78               11,890.00
          8/16/2004         1,500             23.79               35,685.00
          8/16/2004         1,000             23.86               23,860.00
          8/16/2004         2,700             23.87               64,449.00
          8/16/2004         4,000             23.88               95,520.00
          8/16/2004           250             23.89                5,972.50
          8/16/2004         6,200             23.90              148,180.00
          8/16/2004         1,300             23.91               31,083.00
          8/16/2004         2,550             23.92               60,996.00
          8/17/2004         1,700             23.57               40,069.00
          8/17/2004           350             23.59                8,256.50

             DATE        # OF SHARES   PRICE PER SHARE ($)      COST ($)
             ----        -----------   -------------------   --------------
          8/17/2004           800             23.61               18,888.00
          8/17/2004           150             23.62                3,543.00
          8/17/2004           450             23.63               10,633.50
          8/17/2004           100             23.67                2,367.00
          8/17/2004           400             23.70                9,480.00
          8/17/2004           500             23.71               11,855.00
          8/17/2004           650             23.72               15,418.00
          8/17/2004         1,350             23.73               32,035.50
          8/17/2004         1,300             23.74               30,862.00
          8/17/2004         4,850             23.75              115,187.50
          8/17/2004           500             23.76               11,880.00
          8/17/2004        10,000             23.77              237,700.00
          8/17/2004         1,650             23.78               39,237.00
          8/18/2004         1,000             23.59               23,590.00
          8/18/2004           150             23.60                3,540.00
          8/18/2004           400             23.73                9,492.00
          8/18/2004           200             23.74                4,748.00
          8/18/2004         1,800             23.75               42,750.00
          8/18/2004           500             23.76               11,880.00
          8/18/2004           600             23.88               14,328.00
          8/18/2004           400             23.89                9,556.00
          8/18/2004         4,300             23.90              102,770.00
          8/18/2004         1,750             23.91               41,842.50
          8/18/2004           750             23.93               17,947.50
          8/18/2004            50             23.94                1,197.00
          8/18/2004           300             23.95                7,185.00
          8/18/2004         1,050             23.96               25,158.00
          8/18/2004         3,750             23.97               89,887.50
          8/18/2004           200             23.98                4,796.00
          8/18/2004           700             23.99               16,793.00
          8/18/2004           300             24.03                7,209.00

             DATE        # OF SHARES   PRICE PER SHARE ($)      COST ($)
             ----        -----------   -------------------   --------------
          8/18/2004         3,800             24.04               91,352.00
          8/18/2004         2,250             24.05               54,112.50
          8/18/2004         2,150             24.06               51,729.00
          8/18/2004         6,350             24.07              152,844.50
          8/18/2004           900             24.08               21,672.00
          8/18/2004         1,400             24.09               33,726.00
          8/18/2004         3,500             24.10               84,350.00
          8/19/2004           500             23.81               11,905.00
          8/19/2004           500             23.82               11,910.00
          8/19/2004         1,500             23.89               35,835.00
          8/19/2004         1,000             23.90               23,900.00
          8/19/2004         1,500             23.92               35,880.00
          8/19/2004         2,050             23.93               49,056.50
          8/19/2004         1,200             23.95               28,740.00
          8/19/2004           150             23.96                3,594.00
          8/19/2004           400             23.97                9,588.00
          8/19/2004           250             23.99                5,997.50
          8/19/2004         1,250             24.00               30,000.00
          8/19/2004         3,000             24.01               72,030.00
          8/19/2004         2,000             24.02               48,040.00
          8/20/2004            50             23.83                1,191.50
          8/20/2004           350             23.84                8,344.00
          8/20/2004           700             23.85               16,695.00
          8/20/2004           500             23.87               11,935.00
          8/20/2004         1,650             23.88               39,402.00
          8/20/2004           350             23.89                8,361.50
          8/20/2004         1,150             23.90               27,485.00
          8/20/2004         2,400             23.91               57,384.00
          8/20/2004         1,750             23.92               41,860.00
          8/20/2004           100             23.96                2,396.00
          8/20/2004         2,150             23.97               51,535.50

             DATE        # OF SHARES   PRICE PER SHARE ($)      COST ($)
             ----        -----------   -------------------   --------------
          8/20/2004           750             23.98               17,985.00
          8/20/2004           600             24.06               14,436.00
          8/23/2004           700             24.15               16,905.00
          8/23/2004         8,300             24.16              200,528.00
          8/23/2004         1,500             24.17               36,255.00
          8/23/2004         2,000             24.18               48,360.00
          8/23/2004         2,850             24.20               68,970.00
          8/23/2004         6,400             24.21              154,944.00
          8/23/2004         1,600             24.22               38,752.00
          8/23/2004           150             24.23                3,634.50
          8/24/2004         5,300             24.59              130,327.00
          8/24/2004           200             24.58                4,916.00
          8/24/2004         6,200             24.49              151,838.00
          8/24/2004           150             24.48                3,672.00
          8/24/2004           450             24.47               11,011.50
          8/24/2004           950             24.46               23,237.00
          8/24/2004         1,350             24.45               33,007.50
          8/24/2004           450             24.44               10,998.00
          8/24/2004         8,150             24.42              199,023.00
          8/24/2004        15,650             24.41              382,016.50
          8/24/2004           600             24.40               14,640.00
          8/24/2004         1,100             24.38               26,818.00
          8/24/2004         4,350             24.37              106,009.50
          8/24/2004           350             24.36                8,526.00
          8/24/2004           700             24.35               17,045.00
          8/24/2004           300             24.34                7,302.00
          8/24/2004           750             24.31               18,232.50
              TOTAL       448,800                            $10,612,128.00
                          =======                            ==============

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

      In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

      There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2004



                                    HEARST BROADCASTING, INC.


                                    By: /s/ Jodie W. King
                                        -----------------------------------
                                        Name:  Jodie W. King
                                        Title: Vice President and Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2004



                                    HEARST HOLDINGS, INC.


                                    By: /s/ Jodie W. King
                                        -----------------------------------
                                        Name:  Jodie W. King
                                        Title: Vice President and Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2004



                                    THE HEARST CORPORATION


                                    By: /s/ Jodie W. King
                                        -----------------------------------
                                        Name:  Jodie W. King
                                        Title: Vice President and Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2004



                                    THE HEARST FAMILY TRUST


                                    By: /s/ Frank A. Bennack, Jr.
                                        -----------------------------------
                                        Name:  Frank A. Bennack, Jr.
                                        Title: Trustee